Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy and Terra Nova co-owners reach Agreement in Principle on Terra Nova

Calgary, Alberta (June 16, 2021) – Suncor today advised that the co-owners of the Terra Nova Floating, Production, Storage and Offloading (FPSO) facility and associated Terra Nova Field (“Terra Nova” or “the project”) have reached an agreement in principle to restructure the project ownership and provide short-term funding towards continuing the development of the Asset Life Extension Project, with the intent to move to a sanction decision in the Fall. A subset of owners will increase their ownership of the project for consideration payable from the other owners. Suncor’s ownership will increase to 48% from approximately 38%.

The agreement is subject to finalized terms and approval from all Parties, including board of director approval where appropriate, and is contingent upon the previously disclosed royalty and financial support from the Government of Newfoundland & Labrador. Further details will be provided when agreements are finalized.

“Over the past year, Suncor has worked diligently with all stakeholders to determine a path forward for Terra Nova,” said Mark Little, Suncor president and chief executive officer. “Despite numerous setbacks, Suncor, as operator, continued to persevere and explore options to achieve an economic return for our investors while protecting the employment of hundreds of Newfoundlanders and Labradorians. Although this agreement in principle is not a guarantee, it sets a path forward in the next few months to secure a return to operations for many years to come.”

Suncor’s 2021 guidance remains unchanged.

Prior to completion of the restructuring, the Terra Nova co-owners are Suncor (operator, 37.675%), ExxonMobil (19%), Equinor (15%), Cenovus (13%), Murphy (10.475%), Mosbacher (3.85%) and Chevron (1%).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements and expectations regarding the continued development of the Asset Life Extension Project, the intent to move to a sanction decision in the Fall, and the intent of Suncor and other owners to increase their ownership interest. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management's Discussion and Analysis for the first quarter of 2021 dated May 3, 2021, its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

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